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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16A, 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 1999


ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

CAMPUS TOWER
#300, 8625 - 112 STREET
EDMONTON, ALBERTA, CANADA  T6G 1K8
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F
           -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X
     -----     -----



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     Altarex Corp. (the "Company") is hereby filing its i) Notice of Annual and
Special Meeting of Shareholders and Management Information Circular, ii) Proxy, and iii) 1998 Annual Report, all of which the Company distributed to its security holders. Copies of these documents are attached hereto as Exhibits 99.1, 99.2 and 99.3.

EXHIBITS

99.1 Notice of Annual and Special Meeting of Shareholders and Management Information Circular

99.2 Proxy

99.3 1998 Annual Report




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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  ALTAREX CORP.

                  By:    /s/ Edward M. Fitzgerald
                         ________________________

                  Name:  Edward M. Fitzgerald

                  Title: Senior Vice President and Chief Financial Officer

                  Date:  April 23, 1999